Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)
                    Under the Securities Exchange Act of 1934

                       Universal Capital Management, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                 --------------
                                 (CUSIP Number)

                               Zenith Holdings, Inc.
                             3100 Old Limestone Rd.
                           Wilmington, Delaware 19808
                                 (302-995-0603)
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Zenith Holdings, Inc. (20-1435401)
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2)       Check the Appropriate Box if a Member of a Group
         (a) _______
         (b) _______

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3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds

         PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6)       Citizenship or Place of Organization

         Delaware
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Number of Shares           7)       Sole Voting Power                   300,000
Beneficially Owned
By Each Reporting          -----------------------------------------------------
Person With
                           8)      Shared Voting Power                  ________

                           -----------------------------------------------------

                           9)      Sole Dispositive Power                300,000

                           -----------------------------------------------------

                           10)     Shared Dispositive Power             ________

                           -----------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person    300,000


--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


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13)      Percent of Class Represented by Amount in Row (11)                6.71%


--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Zenith Enterprises LLC (51-0458752)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (a) _______
         (b) _______

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds

         PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares           7)       Sole Voting Power                    50,000
Beneficially Owned
By Each Reporting          -----------------------------------------------------
Person With
                           8)      Shared Voting Power                  ________

                           -----------------------------------------------------

                           9)      Sole Dispositive Power                50,000

                           -----------------------------------------------------

                           10)     Shared Dispositive Power             ________

                           -----------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person    50,000


--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                1.12%


--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)

         OO (limited liability company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Barbara Queen
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (a) _______
         (b) _______

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds

         00
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States of America

--------------------------------------------------------------------------------
Number of Shares           7)       Sole Voting Power                   350,000
Beneficially Owned
By Each Reporting          -----------------------------------------------------
Person With
                           8)      Shared Voting Power                 _________

                           -----------------------------------------------------

                           9)      Sole Dispositive Power               350,000

                           -----------------------------------------------------

                           10)     Shared Dispositive Power           __________

                           -----------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person   350,000


--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                7.82%


--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)

         IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of Universal Capital Management, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.

Item 2.           Identity and Background.

This statement is filed on behalf of Zenith Holdings, Inc. ("Zenith"), a shareholder of the Issuer, Zenith Enterprises LLC ("Enterprises") and its President, Barbara Queen ("Ms. Queen" and together with Zenith and Enterprises, the "Reporting Person").

Zenith's address is 3100 Old Limestone Road, Wilmington, Delaware 19808, Enterprises' address is 3100 Old Limestone Road, Wilmington, Delaware 19808 and Ms. Queen's address is 3100 Old Limestone Road, Wilmington, Delaware 19808.

During the last five years, the Reporting Persons were not convicted in a criminal proceeding, were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and were not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Zenith was organized in Delaware and Enterprises was organized in Delaware. Ms. Queen is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

The securities that are the subject of this statement were acquired by Zenith for cash. The securities that are the subject of this statement were acquired by Enterprises for cash. Ms. Queen purchased the securities that are the subject of this statement for cash.


Item 4.           Purpose of Transaction.

Item 3 of this statement is incorporated herein by reference.

Depending on market conditions, general economic conditions, and other factors that the Reporting Person may deem significant to an investment decision, the Reporting Person may purchase shares of the Issuer's common stock in private transactions or may dispose of all or a portion of the shares of common stock that they currently own or may hereafter acquire from time to time.


Item 5.           Interest in Securities of the Issuer.

Zenith owns 300,000 shares of the Issuer's common stock which represents 6.71% of the Issuer's outstanding common stock as of March 31, 2005. Zenith has the sole power to vote and the sole power to dispose of such shares.

Enterprises owns 50,000 shares of the Issuer's common stock which represents 1.12% of the Issuer's outstanding common stock as of March 31, 2005. Enterprises has the sole power to vote and the sole power to dispose of such shares.

Ms. Queen indirectly, in her capacity as President of Zenith and Enterprises, owns 350,000 shares of the Issuer's common stock which in the represents 7.82% of the Issuer's outstanding common stock as of March 31, 2005. Ms. Queen has sole power to vote and the sole power to dispose of all of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.


Item 7.           Material to be Filed as Exhibits.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:     April 15, 2005                 /s/ Barbara Queen
                                         -----------------
                                         Barbara Queen

                                         Zenith Holdings, Inc.


                                         /s/ Barbara Queen
                                         -----------------
                                         By:  Barbara Queen
                                         Title:  President

                                         Zenith Enterprises LLC


                                         /s/ Barbara Queen
                                         -----------------
                                         By:  Barbara Queen
                                         Title:  President